SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)1

SPECTRUM BRANDS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

84762L105
(CUSIP Number)

David P. Kreisler, Esq. Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 02110 (617) 772-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

CUSIP No. 84762L105	Page 2 of 44

13D

1.		NAME OF REPORTING PERSONS THL EQUITY ADVISORS IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*33,946
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*33,946
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 33,946
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

CUSIP No. 84762L105	Page 3 of 44

13D

1.		NAME OF REPORTING PERSONS THOMAS H. LEE EQUITY FUND IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 0.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 84762L105	Page 4 of 44

13D

1.		NAME OF REPORTING PERSONS THOMAS H. LEE FOREIGN FUND IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 0.0%
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

CUSIP No. 84762L105	Page 5 of 44

13D

1.		NAME OF REPORTING PERSONS THOMAS H. LEE FOREIGN FUND IV-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* -0-
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 0.0%
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

CUSIP No. 84762L105	Page 6 of 44

13D

1.		NAME OF REPORTING PERSONS 1997 THOMAS H. LEE NOMINEE TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 158,482
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 158,482
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 158,482
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 0.3%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

CUSIP No. 84762L105	Page 7 of 44

13D

1.		NAME OF REPORTING PERSONS DAVID V. HARKINS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*176,063
	8.	SHARED VOTING POWER* 24,859
	9.	SOLE DISPOSITIVE POWER*176,063
	10.	SHARED DISPOSITIVE POWER* 24,859
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 200,922
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 0.4%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 8 of 44

13D

1.		NAME OF REPORTING PERSONS THE 1995 HARKINS GIFT TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 22,074
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 22,074
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 22,074
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON 00

*See Item 5.

CUSIP No. 84762L105	Page 9 of 44

13D

1.		NAME OF REPORTING PERSONS SCOTT A. SCHOEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*30,764
	8.	SHARED VOTING POWER*2,785
	9.	SOLE DISPOSITIVE POWER*30,764
	10.	SHARED DISPOSITIVE POWER* 2,785
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 33,549
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 10 of 44

13D

1.		NAME OF REPORTING PERSONS C. HUNTER BOLL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*30,764
	8.	SHARED VOTING POWER*-0-
	9.	SOLE DISPOSITIVE POWER*30,764
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 30,764
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 11 of 44

13D

1.		NAME OF REPORTING PERSONS SCOTT M. SPERLING
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*30,764
	8.	SHARED VOTING POWER* 2,785
	9.	SOLE DISPOSITIVE POWER*30,764
	10.	SHARED DISPOSITIVE POWER* 2,785
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,549
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 12 of 44

13D

1.		NAME OF REPORTING PERSONS ANTHONY J. DINOVI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*30,764
	8.	SHARED VOTING POWER* 2,785
	9.	SOLE DISPOSITIVE POWER*30,764
	10.	SHARED DISPOSITIVE POWER* 2,785
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 33,549
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 13 of 44

13D
1.		NAME OF REPORTING PERSONS THOMAS M. HAGERTY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*46,959
	8.	SHARED VOTING POWER* 2,785
	9.	SOLE DISPOSITIVE POWER*46,959
	10.	SHARED DISPOSITIVE POWER* 2,785
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 49,744
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 14 of 44

13D
1.		NAME OF REPORTING PERSONS WARREN C. SMITH, JR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*73,698
	8.	SHARED VOTING POWER* 5,240
	9.	SOLE DISPOSITIVE POWER*73,698
	10.	SHARED DISPOSITIVE POWER* 5,240
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 78,938
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 15 of 44

13D
1.		NAME OF REPORTING PERSONS SMITH FAMILY LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 2,455
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 2,455
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,455
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

CUSIP No. 84762L105	Page 16 of 44

   13D

1.		NAME OF REPORTING PERSONS SETH W. LAWRY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*12,818
	8.	SHARED VOTING POWER* 2,785
	9.	SOLE DISPOSITIVE POWER*12,818
	10.	SHARED DISPOSITIVE POWER* 2,785
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 15,603
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 17 of 44

13D
1.		NAME OF REPORTING PERSONS KENT R. WELDON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*8,562
	8.	SHARED VOTING POWER* 2,785
	9.	SOLE DISPOSITIVE POWER*8,562
	10.	SHARED DISPOSITIVE POWER* 2,785
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 11,347
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 18 of 44

13D
1.		NAME OF REPORTING PERSONS TERRENCE M. MULLEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*6,819
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*6,819
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 6,819
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 19 of 44

13D
1.		NAME OF REPORTING PERSONS TODD M. ABBRECHT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*6,819
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*6,819
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 6,819
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 20 of 44

13D
1.		NAME OF REPORTING PERSONS CHARLES A. BRIZIUS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*5,127
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*5,127
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,127
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 21 of 44

13D
1.		NAME OF REPORTING PERSONS SCOTT L. JAECKEL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*1,937
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*1,937
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,937
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 22 of 44

13D
1.		NAME OF REPORTING PERSONS SOREN OBERG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*1,937
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*1,937
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,937
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 23 of 44

13D
1.		NAME OF REPORTING PERSONS THOMAS R. SHEPHERD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*31,544
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*31,544
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 31,544
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 24 of 44

   13D

1.		NAME OF REPORTING PERSONS WENDY L. MASLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*714
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*714
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 714
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 25 of 44

13D
1.		NAME OF REPORTING PERSONS ANDREW D. FLASTER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*714
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*714
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 714
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 26 of 44

13D
1.		NAME OF REPORTING PERSONS ROBERT SCHIFF LEE 1988 IRREVOCABLE TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*3,683
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*3,683
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,683
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

CUSIP No. 84762L105	Page 27 of 44

13D
1.		NAME OF REPORTING PERSONS STEPHEN ZACHARY LEE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*3,683
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*3,683
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,683
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 28 of 44

13D
1.		NAME OF REPORTING PERSONS CHARLES W. ROBINS AS CUSTODIAN FOR JESSE LEE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*2,455
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*2,455
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,455
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

CUSIP No. 84762L105	Page 29 of 44

13D
1.		NAME OF REPORTING PERSONS CHARLES W. ROBINS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*982
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*982
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 982
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 30 of 44

13D
1.		NAME OF REPORTING PERSONS JAMES WESTRA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*982
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER*982
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 982
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

CUSIP No. 84762L105	Page 31 of 44

13D
1.		NAME OF REPORTING PERSONS THOMAS H. LEE CHARITABLE INVESTMENT LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 68,881
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 68,881
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 68,881
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0.1%
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

CUSIP No. 84762L105	Page 32 of 44

13D
1.		NAME OF REPORTING PERSONS THL INVESTMENT MANAGEMENT CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 2,785
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 2,785
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,785
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON CO

*See Item 5.

CUSIP No. 84762L105	Page 33 of 44

   13D

1.		NAME OF REPORTING PERSONS THOMAS H. LEE INVESTORS LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 2,785
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 2,785
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,785
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * LESS THAN 0.1%
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

CUSIP No. 84762L105	Page 34 of 44

   13D

1.		NAME OF REPORTING PERSONS THOMAS H. LEE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 230,148
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 230,148
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 230,148
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0.4%
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D/A constitutes the first amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on February 7, 2005 (“Initial Schedule 13D”), filed with respect to the shares of common stock, par value $.01 per share, of Rayovac Corporation, k/n/a Spectrum Brands, Inc., (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D remains in full force and effect.

Information given in response to each item shall be deemed incorporated by reference in all other items.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c) and (f)

This statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) THL Equity Advisors IV, LLC, a Massachusetts limited liability company (“Advisors”), (2) Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership (“Equity Fund”), (3) Thomas H. Lee Foreign Fund IV, L.P., a Delaware limited partnership (“Foreign Fund”), (4) Thomas H. Lee Foreign Fund IV-B, L.P., a Delaware limited partnership (“Foreign Fund B”), (5) Thomas H. Lee Investors Limited Partnership, a Massachusetts Limited Partnership (“THL Investors”), (6) THL Investment Management Corp., a Massachusetts corporation (“Management Corp.”), (7) Thomas H. Lee Charitable Investment Limited Patnership, a Massachusetts limited partnership (“Charitable Investment”), (8) Thomas H. Lee, an individual U.S. citizen, and (9) certain parties affiliated with Thomas H. Lee Partners, L.P., a Delaware limited partnership (the “Affiliate Holders”) (set forth on the attached Schedule I).

The address of each of the Reporting Persons except for THL Investors, Management Corp., Charitable Investment (collectively, the “Thomas Lee Entities”) and Thomas H. Lee is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. The address for the Thomas Lee Entities and Thomas H. Lee is 75 Rockefeller Plaza, 30th Floor, New York, New York 10019.

Each of Equity Fund, Foreign Fund and Foreign Fund B is principally engaged in the business of investment in securities. Advisors is principally engaged in the business of serving as general partner of each of Equity Fund, Foreign Fund and Foreign Fund B. THL Investors is principally engaged in the business of investment in securities. Management Corp. is principally engaged in the business of serving as general partner of THL Investors. Charitable Investment is principally engaged in charitable giving supported by investments in securities. Thomas H. Lee is the general partner of Charitable Investment, and he is principally engaged in the business of investment in securities.

35

Attached as Schedule A to this Schedule 13D/A is information concerning Management Corp. and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and (e)

None of the Reporting Persons or any of their officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read in its entirety as follows:

Equity Fund, Foreign Fund, Foreign Fund B, THL Investors, Charitable Investment and the Affiliate Holders (collectively, the “THL Affiliated Entities”) previously held common stock of United Industries Corporation (“United”). Pursuant to that certain Agreement and Plan of Merger dated as of January 3, 2005, by and among United, the Company (f/k/a Rayovac Corporation) and Lindbergh Corporation (which was, as of the date of such Agreement and Plan of Merger, a wholly-owned subsidiary of the Company), Lindbergh Corporation merged with and into United (the “Merger”) on February 7, 2005. As a result of the Merger, United became a wholly-owned subsidiary of the Company, and securities of United outstanding immediately prior to the Merger were converted into a combination of cash and shares of the Company. Each share of United stock that was converted into equity of the Company was converted into 0.20398 shares of the Company. Pursuant to the Merger, the THL Affiliated Entities acquired an aggregate of 12,507,290 shares of the Company, which were reported on the Initial Schedule 13D.

On May 2, 2005, the Company changed its name from the Rayovac Corporation to Spectrum Brands, Inc., and began doing business under that name. All shares of Rayovac Corporation held by the Reporting Persons are now shares of Spectrum Brands, Inc. (the Company).

As reflected in Form 4s filed with the SEC on October 5, 2005, October 18, 2006 and October 3, 2007, and the Company’s Proxy Statement filed March 24, 2008 (the “Proxy Statement”), certain affiliates of Advisors who served on the Board of Directors of the Company (the “Directors”) were granted 6,006, 13,666 and 16,000 restricted shares, respectively, of the Company’s stock. The restricted stock award agreements governing the terms of these restricted share grants specify that the restrictions on these shares lapse in three traunches over a three year period from the date they are granted. The vesting of these shares is subject to continued services as a director, and therefore when the Directors resigned from the Board of Directors, the shares for which the restrictions had not yet lapsed were forfeited. Of the 35,672 restricted shares originally granted, the restrictions had lapsed on 8,558 shares; the remaining 27,114 restricted shares were automatically cancelled upon resignation of the Directors pursuant to the restricted stock agreements governing such shares.

As reflected in Form 4s filed with the SEC on October 5, 2005, October 18, 2006 and October 3, 2007, 3,646, 8,297 and 8,000 shares, respectively, of the Company’s stock were granted to Thomas R. Shepherd. Mr. Shepherd is the direct owner of those additional shares. In addition, as stated in the Company’s Form 10-K for the year ended December 31, 2007, and the Proxy Statement, Mr. Shepherd also holds the option to purchase an additional 5,000 shares.

ITEM 4. PURPOSE OF TRANSACTIONS.

Item 4 is hereby amended by the addition of the following:

On August 18, 2008, Equity Fund, Foreign Fund, and Foreign Fund B issued a pro rata distribution of all shares held by such entities to each of its respective general and limited partners or members for no additional consideration (the “Distribution”).

As a result of the above-mentioned transactions, Equity Fund, Foreign Fund, and Foreign Fund B no longer hold any interest in the Company, and Advisors received 25,388 additional shares pursuant to the Distribution. As a result of the Distribution, as of the date of this filing, the Reporting Persons collectively own less than 5% of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) and (b)

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein. As of the date of this filing, the Reporting Persons beneficially own in the aggregate 797,175 (1.51%) of the shares of the Company. Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Management Corp. does not disclaim beneficial ownership of shares held by THL Investors, and (2) Thomas H. Lee does not disclaim beneficial ownership of shares held by the 1997 Thomas H. Lee Nominee Trust.

The Reporting Persons other than Equity Fund, Foreign Fund, Foreign Fund B and Advisors, as well as Mr. Shepherd with respect to the shares granted as described in Item 3, acquired their shares as a co-investment required by the terms of the partnership agreements of Equity Fund, Foreign Fund and Foreign Fund B. Such agreements provide that the Reporting Persons hold and sell their shares on a pro rata basis. By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the shares beneficially owned by the members of the group as a whole. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other members of such group.

As a result of the Distribution described in Item 4 above, Equity Fund, Foreign Fund, and Foreign Fund B no longer hold any interest in the Company. Advisors, as sole general partner of Equity Fund, Foreign Fund and Foreign Fund B also may no longer be deemed to hold any indirect interest in shares of the Company, and solely holds a direct interest in 33,946 shares.

Advisors has direct beneficial ownership of 33,946 shares, representing less than 0.1% of the outstanding shares. It received 25,388 of these shares in the Distribution by Equity Fund, Foreign Fund and Foreign Fund B.

THL Investors has direct beneficial ownership of 2,785 shares, representing less than 0.1% of the outstanding shares. THL Investors may be deemed to share with Management Corp. voting and dispositive power with respect to such shares.

Management Corp. does not have direct beneficial ownership of any shares. However, as sole general partner of THL Investors, Management Corp. may be deemed to share voting and dispositive power with respect to 2,785 shares beneficially owned by THL Investors, which represents less than 0.1% of the outstanding shares.

Thomas H. Lee, Warren C. Smith, Jr., Seth W. Lawry, Kent R. Weldon, David V. Harkins, Scott A. Schoen, Scott M. Sperling, Anthony J. DiNovi and Thomas M. Hagerty are officers of Management Corp (the “Officers”). The Officers exercise voting and investment control over the shares of the Company held by THL Investors and may be deemed to beneficially own the shares of common stock of the issuer held by THL Investors (2,785 shares). The holdings of the Officers are described below in this Item 5.

Charitable Investment has direct beneficial ownership of 68,881 shares, representing approximately 0.1% of the outstanding shares. Charitable Investment may be deemed to share with its general partner, Thomas H. Lee, voting and dispositive power with respect to such shares.

The 1997 Thomas H. Lee Nominee Trust has direct beneficial ownership of 158,482 shares, representing approximately 0.3% of the outstanding shares. The 1997 Thomas H. Lee Nominee Trust may be deemed to share with its grantor, Thomas H. Lee, voting and dispositive power with respect to such shares.

Thomas H. Lee, as chief executive officer and sole shareholder of Management Corp., general partner of Charitable Investment and grantor of the 1997 Thomas H. Lee Nominee Trust, may be deemed to share voting and dispositive power with respect to 230,148 shares beneficially owned by such entities, which represents approximately 0.4% of the outstanding shares. The filing of this Schedule 13D/A shall not be construed as an admission that Thomas H. Lee is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of shares held by Management Corp or Charitable Investment.

David V. Harkins, an Affiliate Holder and officer of Management Corp., has direct beneficial ownership of 176,063 shares, representing approximately 0.3% of the outstanding shares. He may also be deemed to share voting and dispositive power with respect to the 22,074 shares held by The 1995 Harkins Gift Trust and the 2,785 shares held by THL Investors, which totals 200,922 shares, or 0.4% of the Company. The filing of this Schedule 13D/A shall not be construed as an admission that David V. Harkins is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of shares held by The 1995 Harkins Gift Trust, THL Investors or Management Corp.

Warren C. Smith, Jr., an Affiliate Holder and officer of Management Corp., has direct beneficial ownership of 73,698 shares, representing approximately 0.1% of the outstanding shares. He may also be deemed to share voting and dispositive power with respect to the 2,455 shares held by Smith Family Limited Partnership and the 2,785 shares held by THL Investors, which totals 78,938 shares, or 0.1% of the Company. The filing of this Schedule 13D/A shall not be construed as an admission that Warren C. Smith, Jr. is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of shares held by the Smith Family Limited Partnership.

Each of the Affiliate Holders, except for the 1997 Thomas H. Lee Nominee Trust, David V. Harkins, and Warren C. Smith, Jr., each of whose holdings are described above, has obtained beneficial ownership of less than 0.1% of the outstanding common shares of the Company. Each of such Affiliate Holders has sole voting and sole dispositive power with respect to such shares beneficially owned by it, except for the 1997 Thomas H. Lee Nominee Trust, The 1995 Harkins Gift Trust, the Smith Family Limited Partnership, the Robert Schiff Lee 1988 Irrevocable Trust and Charles W. Robins as Custodian for Jesse Lee. David V. Harkins may be deemed to share voting and dispositive power over shares held by The 1995 Harkins Gift Trust. The filing of this Schedule 13D/A shall not be construed as an admission that Mr. Harkins is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares. Warren C. Smith, Jr. may be deemed to share voting and dispositive power over shares held by the Smith Family Limited Partnership and Management Corp. The filing of this Schedule 13D/A shall not be construed as an admission that Mr. Smith is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares. Charles W. Robins may be deemed to share voting and dispositive power over shares held by him as Custodian for Jesse Lee. The filing of this Schedule 13D/A shall not be construed as an admission that Mr. Robins is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares.

(c) The responses to Items 3 and 4 of this Schedule 13D/A are incorporated herein.

(d) Not applicable.

(e) The date on which the Reporting Persons ceased to be the beneficial owner of more than 5% of the class of securities is August 18, 2008.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to each party listed below is true, complete and correct.

Dated: August 20, 2008

Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee
Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund
IV-B, L.P., THL Equity Advisors IV, LLC, Thomas H.
Lee Investors Limited Partnership, THL Investment
Management Corp., Thomas H. Lee Charitable
Investment L.P., 1997 Thomas H. Lee Nominee Trust,
Thomas H. Lee, David V. Harkins, The 1995 Harkins
Gift Trust, Scott A. Schoen, C. Hunter Boll, Scott
M. Sperling, Anthony J. DiNovi, Thomas M. Hagerty,
Warren C. Smith, Jr., Smith Family Limited
Partnership, Seth W. Lawry, Kent R. Weldon,
Terrence M. Mullen, Todd M. Abbrecht, Charles A.
Brizius, Scott Jaeckel, Soren Oberg, Thomas R.
Shepherd, Wendy L. Masler, Andrew D. Flaster,
Robert Schiff Lee 1988 Irrevocable Trust, Stephen
Zachary Lee, Charles W. Robins as Custodian for
Jesse Lee, Charles W. Robins, and James Westra

By: Scott A. Schoen, Attorney-in-fact for the
above-named parties.

By:	/s/ Scott A. Schoen
Scott A. Schoen,
Attorney-in-fact

SCHEDULE A

Each of the following individuals is a United States citizen and, with the exception of Charles W. Robins, James Westra, Thomas H. Lee, Stephen Zachary Lee, Jesse Lee, Wendy L. Masler, Thomas R. Shepherd, C. Hunter Boll, Warren C. Smith, Andrew D. Flaster and Terrence M. Mullen, is employed by Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110: David V. Harkins, Scott A. Schoen, C. Hunter Boll, Scott M. Sperling, Anthony J. DiNovi, Thomas M. Hagerty, Warren C. Smith, Jr., Seth W. Lawry, Kent R. Weldon, Terrence Mullen, Todd M. Abbrecht, Charles A. Brizius, Scott Jaeckel, Thomas R. Shepherd, Wendy L. Masler, Andrew Flaster, Thomas H. Lee, Stephen Zachary Lee, Jesse Lee, Charles W. Robins, James Westra.

Soren L. Oberg is a Canadian citizen, and is employed by Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

Charles W. Robins and James Westra are employed by Weil, Gotshal & Manges LLP, 100 Federal Street, 34th Floor, Boston, Massachusetts 02110. Stephen Zachary Lee and Jesse Lee are not employed. Thomas H. Lee, Wendy L. Masler, Thomas R. Shepherd, C. Hunter Boll, Warren C. Smith, Andrew D. Flaster and Terrence M. Mullen were previously employed by Thomas H. Lee Partners, L.P.

The 1997 Thomas H. Lee Nominee Trust, The 1995 Harkins Gift Trust, the Smith Family Limited Partnership and the Robert Schiff Lee 1988 Irrevocable Trust are all organized in Massachusetts and are principally engaged in the business of investment in securities.

Each of the following officers of THL Investment Management Corp. is a United States citizen and, with the exception of Charles W. Robins, James Westra and Warren C. Smith, is employed by Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110:

Chief Executive Officer:	Thomas H. Lee
75 Rockefeller Plaza, 30th Floor
New York, NY 10019

Chairman of the Board:	Thomas H. Lee
75 Rockefeller Plaza, 30th Floor
New York, NY 10019

President:	David V. Harkins
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Vice Presidents:	Anthony J. DiNovi
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Thomas M. Hagerty

c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Joseph F. Pesce
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Scott A. Schoen
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Warren C. Smith, Jr.
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Scott M. Sperling
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Seth W. Lawry
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Kent R. Weldon
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Treasurer:	Joseph F. Pesce
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Assistant Treasurer:	Charles P. Holden
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Clerk:	Joseph F. Pesce
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

Assistant Clerks:	Charles W. Robins
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor, Boston, MA 02110

James Westra
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor, Boston, MA 02110

Charles P. Holden
c/o Thomas H. Lee Partners, L.P.,
100 Federal Street, 35th Floor, Boston, MA 02110

SCHEDULE I

AFFILIATE HOLDERS

1997 Thomas H. Lee Nominee Trust, David V. Harkins, The 1995 Harkins Gift Trust,

Scott A. Schoen, C. Hunter Boll, Scott M. Sperling, Anthony J. DiNovi, Thomas M.

Hagerty, Warren C. Smith, Jr., Smith Family Limited Partnership, Seth W. Lawry,

Kent R. Weldon, Terence M. Mullen, Todd M. Abbrecht, Charles A. Brizius, Scott

Jaeckel, Soren Oberg, Thomas R. Shepherd, Wendy L. Masler, Andrew D. Flaster,

Robert Schiff Lee 1988 Irrevocable Trust, Stephen Zachary Lee, Charles W. Robins

as Custodian for Jesse Lee, Charles W. Robins, James Westra